SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K/A
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Explanatory Note

This Form 6-K/A amends the Form 6-K furnished by KT Corporation to the U.S. Securities and Exchange Commission on September 3, 2026, containing the Independent Auditor's Report for FY2026 2Q Consolidated and Separate Financial Statements, solely to include the conformed signature of the independent auditor. No other changes have been made to the original Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Independent Auditor’s Report for FY2026 2Q Consolidated Financial Statements
99.2	Independent Auditor’s Report for FY2026 2Q Separate Financial Statements

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 23, 2026
KT Corporation

By:	/s/ Sun Wook Kim
Name: Sun Wook Kim
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: IR Team Leader